UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.__)*

Fuel Doctor Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share	35953U 106
(Title of class of securities)	(CUSIP number)

Tali Dinar

3 HaNechoshet Street, building B

Tel Aviv, Israel, 6971068

Tel: +972-73-370-4691
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP No. 35953U 106

1	NAME OF REPORTING PERSON: Medigus Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 90,000,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 90,000,000
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 90,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 35.06% (1)
14	TYPE OF REPORTING PERSON: CO

(1)	The percentage set forth in row (13) is based on 256,739,363 shares of common stock, par value $0.0001 per share, on November 10, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2021.

CUSIP No. 35953U 106

1	NAME OF REPORTING PERSON: Eliyahu Yoresh (1) I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 12,000,000
	8	SHARED VOTING POWER: 90,000,000
	9	SOLE DISPOSITIVE POWER: 12,000,000
	10	SHARED DISPOSITIVE POWER: 90,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 102,000,000 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.73% (3)
14	TYPE OF REPORTING PERSON: IN

(1)	Eliyahu Yoresh is the Chairman of the Board of Directors of Medigus Ltd. (“Medigus”) and therefore may be deemed a beneficial owner of any shares of Common Stock beneficially owned by Medigus.

(2)	Consists of (a) 12,000,000 shares of Common Stock beneficially owned directly by Eliyahu Yoresh, and (b) 90,000,000 shares of Common Stock beneficially owned by Medigus, in which Mr. Yoresh serves as its Chairman of the Board of Directors. To the extent Mr. Yoresh is deemed to beneficially own such shares of Common Stock beneficially owned by Medigus, Mr. Yoresh disclaims beneficial ownership of these securities for all other purposes.

(3)	The percentage set forth in row (13) is based on 256,739,363 shares of common stock, par value $0.0001 per share (the “Common Stock”), on November 10, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2021.

CUSIP No. 35953U 106

1	NAME OF REPORTING PERSON: Liron Carmel (1) I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,725,000
	8	SHARED VOTING POWER: 90,000,000
	9	SOLE DISPOSITIVE POWER: 6,725,000
	10	SHARED DISPOSITIVE POWER: 90,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 96,725,000 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.68% (3)
14	TYPE OF REPORTING PERSON: IN

(1)	Liron Carmel is the Chief Executive Officer of Medigus and therefore may be deemed a beneficial owner of any shares of Common Stock beneficially owned by Medigus.

(2)	Consists of (a) 6,725,000 shares of Common Stock beneficially owned directly by Liron Carmel, and (b) 90,000,000 shares of Common Stock beneficially owned by Medigus, in which Mr. Carmel serves as Chief Executive Officer. To the extent Mr. Carmel is deemed to beneficially own such shares of Common Stock beneficially owned by Medigus, Mr. Carmel disclaims beneficial ownership of these securities for all other purposes.

(3)	The percentage set forth in row (13) is based on 256,739,363 shares of common stock, par value $0.0001 per share, on November 10, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2021.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (“Common Stock”) of Fuel Doctor Holdings, Inc., a company incorporated under the laws of the State of Delaware (the “Issuer”). According to the most recent Quarterly Report on Form 10-Q of the Issuer, filed with the Securities and Exchange Commission on November 11, 2021, the principal executive offices of the Issuer are located at 410 Louisiana Street, Vallejo, CA 94590.

Item 2.	Identity and Background.

(a)-(b) Medigus Ltd., a company organized under the laws of the State of Israel (“Medigus”), is a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions. The address of its principal office and principal place of business is 3 HaNechoshet Street, building B, Tel Aviv, Israel, 6971068.

As of the date of this Schedule, Eliyahu Yoresh, an Israeli citizen, is the Chairman of the Board of Directors of Medigus.

As of the date of this Schedule, Liron Carmel, an Israeli citizen, is the Chief Executive Officer of Medigus.

Collectively, Medigus, Mr. Yoresh and Mr. Carmel are hereinafter referred to as the “Reporting Persons”.

(c) The names, business addresses, present principal occupation or employment (and names, principal businesses and addresses of places of additional employment) and citizenship of the executive officers and directors of Medigus are set forth in Annex A hereto and incorporated herein by reference.

(d)-(e) None of the Reporting Persons nor, to the best of its knowledge, any of Medigus’ respective executive officers and directors listed on Annex A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by Medigus in acquiring 90,000,000 shares of Common Stock referred to in Item 5 below (the “Shares”) was US$262,500 (US$0.0029 per Share). The source of the funds used to purchase such shares is the working capital of Medigus.

The aggregate amount of funds used by Mr. Yoresh in acquiring 12,000,000 shares of Common Stock referred to in Item 5 below (the “Shares”) was US$34,500 (US$0.0028 per Share). The source of the funds used to purchase such shares is the working capital of Mr. Yoresh.

The aggregate amount of funds used by Mr. Carmel in acquiring 6,725,000 shares of Common Stock referred to in Item 5 below (the “Shares”) was US$19,500 (US$0.0028 per Share). The source of the funds used to purchase such shares is the working capital of Mr. Carmel.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares because it plans to cause the Issuer to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which the Issuer would acquire a target company with an operating business, with the intent of continuing the acquired company’s business as a publicly held entity. The Issuer has limited capital with which to provide the owners of the target company with any significant cash or other assets and, as such, the Issuer will only be able to offer owners of a target company the opportunity to acquire a controlling ownership interest in the Issuer.

In addition, subject to applicable law, the Reporting Persons specifically reserves the right to discuss with other shareholders and the Issuer matters that may be of common concern. No agreements, arrangements or understandings exist between the Reporting Persons and third parties with respect to the foregoing.

Except as set forth in this Item 4, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Annex A, has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Medigus is the direct beneficial owner of 90,000,000 shares of Common Stock or approximately 35.06% of the outstanding capital stock of the Issuer, based on 256,739,363 shares of Common Stock, on November 10, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2021 (the “Issuer’s Report”).

Eliyahu Yoresh is the direct beneficial owner of 12,000,000 shares of Common Stock or approximately 4.67% of the outstanding capital stock of the Issuer, based on 256,739,363 shares of Common Stock as disclosed in the Issuer’s Report.

Liron Carmel is the direct beneficial owner of 6,725,000 shares of Common Stock or approximately 2.62% of the outstanding capital stock of the Issuer, based on 256,739,363 shares of Common Stock as disclosed in the Issuer’s Report.

Except for the foregoing, to the best knowledge of the Reporting Person, none of the persons set forth on Annex A beneficially owns any securities of the Issuer.

(c) Other than the purchase of 90,000,000 shares of Common Stock on January 7, 2022 in a private transaction as reported herein, Medigus has not effected any transaction in the Common Stock during the past 60 days.

Other than the purchase of 12,000,000 shares of Common Stock on January 7, 2022 in a private transaction as reported herein, Mr. Yoresh has not effected any transaction in the Common Stock during the past 60 days.

Other than the purchase of 6,725,000 shares of Common Stock on January 7, 2022 in a private transaction as reported herein, Mr. Carmel has not effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth below, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) between Medigus, or, to the best knowledge of the Reporting Person, any of the persons set forth on Annex A, and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies:

(a)	Eliyahu Yoresh, Chairman of the Board of Directors of Medigus, beneficially owns 12,000,000 shares of Common Stock as of the date of this Schedule 13D.

(b)	Liron Carmel, Chief Executive Officer of Medigus, beneficially owns 6,725,000 shares of Common Stock as of the date of this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement by and among Medigus Ltd., Eliyahu Yoresh and Liron Carmel, dated April 4, 2022
Exhibit 2	Stock Purchase Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

MEDIGUS LTD.

By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

April 4, 2022

ELIYAHU YORESH

By:	/s/ Eliyahu Yoresh
Eliyahu Yoresh

April 4, 2022

LIRON CARMEL

By:	/s/ Liron Carmel
Liron Carmel

April 4, 2022